                                  FORM 11-K


            FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


(Mark One)
[ X ]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1994

                                      OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______ to ________


                        Commission file number  1-7006



                              BRUSH WELLMAN INC.
                         SAVINGS AND INVESTMENT PLAN
                           (Full Title of the Plan)




                              BRUSH WELLMAN INC.
                            17876 St. Clair Avenue
                            Cleveland, Ohio 44110



                    (Name of issuer of the securities held
                     pursuant to the plan and the address
                     of its principal executive office.)


                               BRUSH WELLMAN INC.
                          SAVINGS AND INVESTMENT PLAN




REQUIRED INFORMATION
- --------------------
                                                           Page No.
    1.    Report of Independent Auditors.                       1

    2.    Statements of Financial Condition -
      December 31, 1994 and December 30, 1993.                2-3

    3.    Statements of Income and Changes in Plan
      Equity - Plan years ended December 31, 1994,
      December 30, 1993 and 1992.                             4-6

    4.    Notes to Financial Statements.                     7-13

    5.    Schedules required to be filed under ERISA.

      a.       Schedule of Assets held for Investment
               Purposes.                                       14

      b.       Schedule of Reportable Transactions.         15-17

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on the 15th day of March, 1995.


                         BRUSH WELLMAN INC.
                         SAVINGS AND INVESTMENT PLAN


                         By /s/ Dennis L. Habrat
                            --------------------------------
                            Member of the Administrative
                            Committee

[WRIGHT WESLEY & MILLS, P.C. LOGO]                      27600 Chagrin Boulevard
                                                                      Suite 200
                                                     Cleveland, Ohio 44122-4421
                                                                   216.464.7481
                                                               Fax 216.464.7581




ANTHONY J. WESLEY
MARK G. MILLS                   Report of Independent Auditors
WILLIAM M. POTOCZAK            ------------------------------
KENNETH E. NOWAK

Administrative Committee of
 Brush Wellman Inc. Savings
 and Investment Plan

        We have audited the financial statements of Brush Wellman Inc.
Savings and Investment Plan listed in the Annual Report on Form 11-K as of and for the years ended December 31, 1994 and December 30, 1993 and 1992. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements listed in the Annual Report on Form 11-K present fairly, in all material respects, the financial position of Brush Wellman Inc. Savings and Investment Plan at December 31, 1994 and December 30, 1993, the results of its operations and changes in its plan equity for the years ended December 31, 1994 and December 30, 1993 and 1992 in confomity with generally accepted accounting principles.

        Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994 and reportable transactions for the year ended December 31, 1994 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                Wright, Wesley & Mills, P.C.
                                                /s/Wright, Wesley & Mills, P.C.


March 15, 1995                          -1-
         Our clients are our friends. We never let our friends down.

                                                        BRUSH WELLMAN INC.
                                                    SAVINGS AND INVESTMENT PLAN
                                                 STATEMENT OF FINANCIAL CONDITION
                                                         DECEMBER 31, 1994

                                                            INCOME                 EQUITY               EQUITY
                      ASSETS                                 FUND                  FUND A               FUND B
                      ------                                ------                 ------               ------
Brush Wellman Inc.  Common Stock
   (cost $17,878,122)
Managed Guaranteed Investment
   Contract Fund (cost $15,131,587)                       $15,307,840
Fidelity Equity Index Portfolio
   (cost $5,711,947)                                                             $6,173,766
Fidelity Fund Inc.
   (cost $2,553,128)                                                                                   $2,546,769
Fidelity Puritan Fund
   (cost $5,240,263)
Participant Promissory Notes
   (cost $2,579,983)
Employee Benefits Money Market
   Fund (cost $285,392)                                          (258)                 (106)                  (61)
                                                          -----------            ----------            ----------
                                                           15,307,582             6,173,660             2,546,708
Contribution Receivable:
   Company
   401(k)                                                     152,483                55,518                36,883
   Participant
                                                          -----------            ----------            ----------
                                                              152,483                55,518                36,883

Interest Receivable                                               537                   117                    59
Dividends Receivable
Other
                                                          -----------            ----------            ----------
                                                                  537                   117                    59
                                                          -----------            ----------            ----------

TOTAL ASSETS                                              $15,460,602            $6,229,295            $2,583,650
                                                          ===========            ==========            ==========

         LIABILITIES & PLAN EQUITY
         -------------------------

Liabilities:
   Benefits Payable                                          $264,098               $73,329               $49,688
   Other                                                      (50,509)              (20,445)              (15,941)

Plan Equity                                                15,247,013             6,176,411             2,549,903
                                                          -----------            ----------            ----------

TOTAL LIABILITIES & PLAN EQUITY                           $15,460,602            $6,229,295            $2,583,650
                                                          ===========            ==========            ==========


                                                EQUITY            STOCK               PAYSOP              LOAN
                      ASSETS                    FUND C             FUND                FUND               FUND              TOTAL
                      ------                    ------            -----               ------              ----              -----
Brush Wellman Inc.  Common STOCK
   (cost $17,878,122)                                            $15,418,011         $240,296                           $15,658,307
Managed Guaranteed Investment
   Contract Fund (cost $15,131,587)                                                                                      15,307,840
Fidelity Equity Index Portfolio
   (cost $5,711,947)                                                                                                      6,173,766
Fidelity Fund Inc.
   (cost $2,553,128)                                                                                                      2,546,769
Fidelity Puritan Fund
   (cost $5,240,263)                          $5,257,921                                                                  5,257,921
Participant Promissory Notes
   (cost $2,579,983)                                                                                   $2,579,983         2,579,983
Employee Benefits Money Market
   Fund (cost $285,392)                             (116)            259,920           25,744                 269           285,392
                                             -----------         -----------       ----------         -----------       -----------
                                               5,257,805          15,677,931          266,040           2,580,252        47,809,978
Contribution Receivable:
   Company                                                           130,525                                                130,525
   401(k)                                         78,534              39,490                                                362,908
                                             -----------         -----------       ----------         -----------       -----------
                                                  78,534             170,015                                                493,433

Interest Receivable                                  100               1,178              116                (278)            1,829
Dividends Receivable                                                  71,213            1,106                                72,319
Other                                                                 35,694                                                 35,694
                                             -----------         -----------       ----------         -----------       -----------
                                                     100             108,085            1,222                (278)          109,842
                                             -----------         -----------       ----------         -----------       -----------

TOTAL ASSETS                                  $5,336,439         $15,956,031         $267,262          $2,579,974       $48,413,253
                                             ===========         ===========       ==========         ===========       ===========

         LIABILITIES & PLAN EQUITY

Liabilities:
   Benefits Payable                              $26,515            $189,192           $3,198             $68,718         $674,738
   Other                                         (17,917)            (12,651)             405            $139,460            22,402

Plan Equity                                    5,327,841          15,779,490          263,659           2,371,796        47,716,113
                                             -----------         -----------       ----------         -----------       -----------

TOTAL LIABILITIES & PLAN EQUITY               $5,336,439         $15,956,031         $267,262          $2,579,974       $48,413,253
                                             ===========         ===========       ==========         ===========       ===========

       See accompanying notes to financial statements.

                                                        BRUSH WELLMAN INC.
                                                    SAVINGS AND INVESTMENT PLAN
                                                 STATEMENT OF FINANCIAL CONDITION
                                                         DECEMBER 30, 1993

                                                         INCOME                EQUITY               EQUITY
                     ASSETS                               FUND                 FUND A               FUND B
                     ------                              ------                ------               ------
Brush Wellman Inc.  Common Stock
   (cost $17,033,792)
Managed Guaranteed Investment
   Contract Fund (cost $13,295,724)                     $14,307,606
Fidelity Equity Index Portfolio
   (cost $5,223,194)                                                           $5,826,691
Fidelity Fund Inc.
   (cost $2,023,888)                                                                                $2,115,389
Fidelity Puritan Fund
   (cost $3,671,135)
Participant Promissory Notes
   (cost $2,416,728)
Employee Benefits Money Market
   Fund (cost $324,800)                                                            14,906                4,885

                                                        -----------            ----------           ----------
                                                         14,307,606             5,841,597            2,120,274
Contribution Receivable:
   Company
   401(k)                                                   132,822                49,240               25,214
   Participant                                               12,738                 7,106                4,004
                                                        -----------            ----------           ----------
                                                            145,560                56,346               29,218

Interest Receivable                                              92                   102                   49
Dividends Receivable                                                               46,228
Other                                                           316                    93                   33
                                                        -----------            ----------           ----------
                                                                408                46,423                   82
                                                        -----------            ----------           ----------

TOTAL ASSETS                                            $14,453,574            $5,944,366           $2,149,574
                                                        ===========            ==========           ==========

     LIABILITIES & PLAN EQUITY
     -------------------------

Liabilities:
   Benefits Payable                                        $115,265               $50,153              $13,895
   Other                                                   (123,891)               18,184               (8,995)

Plan Equity                                              14,462,200             5,876,029            2,144,674
                                                        -----------            ----------           ----------

TOTAL LIABILITIES & PLAN EQUITY                         $14,453,574            $5,944,366           $2,149,574
                                                        ===========            ==========           ==========


                                             EQUITY           STOCK             PAYSOP               LOAN
                     ASSETS                  FUND C            FUND              FUND                FUND              TOTAL
                     ------                  ------           -----             ------               ----              -----
Brush Wellman Inc.  Common Stock
   (cost $17,033,792)                                         $11,631,149           $206,511                          $11,837,660
Managed Guaranteed Investment
   Contract Fund (cost $13,295,724)                                                                                    14,307,606
Fidelity Equity Index Portfolio
   (cost $5,223,194)                                                                                                    5,826,691
Fidelity Fund Inc.
   (cost $2,023,888)                                                                                                    2,115,389
Fidelity Puritan Fund
   (cost $3,671,135)                         $4,013,010                                                                 4,013,010
Participant Promissory Notes
   (cost $2,416,728)                                                                                $2,416,728          2,416,728
Employee Benefits Money Market
   Fund (cost $324,800)                           8,104           180,974             22,712            93,219            324,800

                                            -----------       -----------        -----------       -----------        -----------
Contribution Receivable:                      4,021,114        11,812,123            229,223         2,509,947         40,841,884

   Company                                                        120,329                                                 120,329
   401(k)                                        44,991            40,651                                                 292,918
   Participant                                    5,943             3,125                                                  32,916
                                            -----------       -----------        -----------       -----------        -----------
                                                 50,934           164,105                                                 446,163

Interest Receivable                                  80               383                 66               398              1,170
Dividends Receivable                                               40,331                725                               87,284
Other                                                69            (4,075)                 1                               (3,563)
                                            -----------       -----------        -----------       -----------        -----------
                                                    149            36,639                792               398             84,891
                                            -----------       -----------        -----------       -----------        -----------

TOTAL ASSETS                                 $4,072,197       $12,012,867           $230,015        $2,510,345        $41,372,938
                                            ===========       ===========        ===========       ===========        ===========

Liabilities:
   Benefits Payable                             $28,410          $109,161             $2,525                             $319,409
   Other                                        (20,680)          133,377                             $185,564            183,559

Plan Equity                                   4,064,467        11,770,329            227,490         2,324,781         40,869,970
                                            -----------       -----------        -----------       -----------        -----------

TOTAL LIABILITIES & PLAN EQUITY              $4,072,197       $12,012,867           $230,015        $2,510,345        $41,372,938
                                            ===========       ===========        ===========       ===========        ===========

       See accompanying notes to financial statements.

                                                        BRUSH WELLMAN INC.
                                                    SAVINGS AND INVESTMENT PLAN
                                          STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                                    YEAR ENDED DECEMBER 31, 1994

                                                    INCOME                 EQUITY               EQUITY               EQUITY
                                                     FUND                  FUND A               FUND B               FUND C
                                                    ------                 ------               ------               ------
Investment Income:
  Dividends                                                                $149,840              $40,559               $168,092
  Interest                                            $2,508                    963                  637                  1,168
  Other Income (Expense)                                (316)                38,488              116,209                230,397
                                                 -----------            -----------          -----------            -----------
                                                       2,192                189,291              157,405                399,657

Realized Gain (Loss) on
  Investments-Note E                               1,768,784                 10,616                  546

Unrealized Appreciation (Depreciation)
  on Investments-Note F                             (835,627)              (141,678)             (97,859)              (324,217)

Contributions--Note B
  Company
  401(k)                                           1,625,555                640,225              426,637                780,972
  Participant                                         41,963                 19,303               10,693                 38,818
                                                 -----------            -----------          -----------            -----------
                                                   1,667,518                659,528              437,330                819,790

Investment Election Change                          (624,692)               (49,190)             112,423                583,416

Loan Transfers                                        56,300                 15,687                7,151                 28,758

Unallocated Loan Payments

Withdrawals and
  Terminations--Note C                             1,249,662                383,872              211,767                244,030
                                                 -----------            -----------          -----------            -----------

Income and Changes in Plan Equity                    784,813                300,382              405,229              1,263,374

Plan Equity at Beginning of the Year              14,462,200              5,876,029            2,144,674              4,064,467
                                                 -----------            -----------          -----------            -----------

Plan Equity at End of the Year                   $15,247,013             $6,176,411           $2,549,903             $5,327,841
                                                 ===========            ===========          ===========            ===========

                                                          STOCK                  PAYSOP                LOAN
                                                           FUND                   FUND                 FUND                 TOTAL
                                                          -----                  ------                ----                 -----
Investment Income:
  Dividends                                               $226,120                $3,655                                   $588,266
  Interest                                                   5,135                 1,077              $193,935              205,423
  Other Income (Expense)                                     4,188                (7,632)                                   381,334
                                                       -----------           -----------           -----------          -----------
                                                           235,443                (2,900)              193,935            1,175,023

Realized Gain (Loss) on
  Investments-Note E                                      (259,373)               (4,175)                                 1,516,398

Unrealized Appreciation (Depreciation)
  on Investments-Note F                                  2,920,404                55,913                                  1,576,936

Contributions--Note B
  Company                                                1,321,370                                                        1,321,370
  401(k)                                                   568,908                                                        4,042,297
  Participant                                               10,484                                                          121,261
                                                       -----------           -----------           -----------          -----------
                                                         1,900,762                                                        5,484,928

Investment Election Change                                 (21,134)                 (405)                                       418

Loan Transfers                                                 252                                    (108,148)

Unallocated Loan Payments                                                                               29,946               29,946

Withdrawals and
  Terminations--Note C                                     767,193                12,264                68,718            2,937,506
                                                       -----------           -----------           -----------          -----------

Income and Changes in Plan Equity                        4,009,161                36,169                47,015            6,846,143

Plan Equity at Beginning of the Year                    11,770,329               227,490             2,324,781           40,869,970
                                                       -----------           -----------           -----------          -----------

Plan Equity at End of the Year                         $15,779,490              $263,659            $2,371,796          $47,716,113
                                                       ===========           ===========           ===========          ===========

      See accompanying notes to financial statements.

                                                        BRUSH WELLMAN INC.
                                                    SAVINGS AND INVESTMENT PLAN
                                          STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                                    YEAR ENDED DECEMBER 30, 1993

                                                   INCOME                 EQUITY                EQUITY                EQUITY
                                                    FUND                  FUND A                FUND B                FUND C
                                                   ------                 ------               -------                ------
Investment Income:
  Dividends                                                                $147,967                $55,706              $149,603
  Interest                                             $1,538                   855                    356                   645
  Other Income (Expense)                                  316                83,419                289,270               298,154
                                                  -----------           -----------            -----------           -----------
                                                        1,854               232,241                345,332               448,402
Realized Gain (Loss) on
  Investments-Note E                                   51,272                62,269                  7,206                 1,872

Unrealized Appreciation (Depreciation)
  on Investments-Note F                               885,906               236,668                 13,589               157,850

Contributions-Note B
  Company
  401(k)                                            1,605,914               637,468                304,300               492,810
  Participant                                          84,978                36,623                 23,534                50,897
                                                  -----------           -----------            -----------           -----------
                                                    1,690,892               674,091                327,834               543,707

Investment Election Change                           (186,881)             (385,063)               (47,361)              549,349

Loan Transfers                                        (18,661)               12,715                 19,866               (10,472)

Unallocated Loan Payments

Withdrawals and
  Terminations--Note C                              1,075,959               325,827                 78,453                81,203
                                                  -----------           -----------            -----------           -----------
Income and Changes in Plan Equity                   1,348,423               507,094                588,013             1,609,505

Plan Equity at Beginning of the Year               13,113,777             5,368,935              1,556,661             2,454,962
                                                  -----------           -----------            -----------           -----------

Plan Equity at End of the Year                    $14,462,200            $5,876,029             $2,144,674            $4,064,467
                                                  ===========           ===========            ===========           ===========
                                                        STOCK                 PAYSOP                 LOAN
                                                         FUND                  FUND                  FUND                  TOTAL
                                                        -----                 ------                 ----                  -----
Investment Income:
  Dividends                                               $151,251                $3,839                                   $508,366
  Interest                                                   4,058                   716              $125,191              133,359
  Other Income (Expense)                                    (4,095)               (5,753)                                   661,311
                                                       -----------           -----------           -----------          -----------
                                                           151,214                (1,198)              125,191            1,303,036
Realized Gain (Loss) on
  Investments-Note E                                      (408,791)               (6,552)                                  (292,724)

Unrealized Appreciation (Depreciation)
  on Investments-Note F                                   (221,083)               (3,252)                                 1,069,678

Contributions-Note B
  Company                                                1,395,917                                                        1,395,917
  401(k)                                                   532,998                                                        3,573,490
  Participant                                               18,253                                                          214,285
                                                       -----------           -----------           -----------          -----------
                                                         1,947,168                                                        5,183,692

Investment Election Change                                  70,025                   (69)

Loan Transfers                                              (8,236)                                      4,788

Unallocated Loan Payments                                                                             (154,297)            (154,297)

Withdrawals and
  Terminations--Note C                                     433,288                11,361                22,538            2,028,629
                                                       -----------           -----------           -----------          -----------
Income and Changes in Plan Equity                        1,097,009               (22,432)              (46,856)           5,080,756

Plan Equity at Beginning of the Year                    10,673,320               249,922             2,371,637           35,789,214
                                                       -----------           -----------           -----------          -----------

Plan Equity at End of the Year                         $11,770,329              $227,490            $2,324,781          $40,869,970
                                                       ===========           ===========           ===========          ===========

      See accompanying notes to financial statements.

                                                        BRUSH WELLMAN INC.
                                                    SAVINGS AND INVESTMENT PLAN
                                          STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                                    YEAR ENDED DECEMBER 30,1992

                                                    INCOME                EQUITY                EQUITY                EQUITY
                                                     FUND                 FUND A                FUND B                FUND C
                                                    ------                ------                ------                ------
Investment Income:
   Dividends                                                              $157,070                $21,551             $111,835
   Interest                                          $791,319                  660                    299                  351
   Other Income (Expense)                                 121               42,950                 44,830              197,846
                                                  -----------           ----------             ----------           ----------
                                                      791,440              200,680                 66,680              310,032
Realized Gain (Loss) on
   Investments--Note E                                    594              258,428                  5,987                1,733

Unrealized Appreciation (Depreciation)
   on Investments-Note F                              125,974              167,326                 26,892               73,350

Contributions-Note B
   Company
   401(k)                                           1,578,966              608,692                272,530              310,258
   Participant                                         70,386               24,255                 19,682               19,538
                                                  -----------           ----------             ----------           ----------
                                                    1,649,352              632,947                292,212              329,796

Investment Election Change                            158,034              (14,041)                21,598              131,443

Loan Transfers                                       (237,004)             (61,407)               (15,463)              (1,708)

Unallocated Loan Payments

Withdrawals and
   Terminations-Note C                              1,293,005              346,010                 54,853               52,293
                                                  -----------           ----------             ----------           ----------
Income and Changes in Plan Equity                   1,195,385              837,923                343,053              792,353

Plan Equity at Beginning of the Year               11,918,392            4,531,012              1,213,608            1,662,609
                                                  -----------           ----------             ----------           ----------
Plan Equity at End of the Year                    $13,113,777           $5,368,935             $1,556,661           $2,454,962
                                                  ===========           ==========             ==========           ==========
                                                          STOCK                  PAYSOP                 LOAN
                                                           FUND                   FUND                  FUND                TOTAL
                                                          -----                  ------                 ----                -----
Investment Income:
   Dividends                                               $169,846                $3,108                                  $463,410
   Interest                                                   3,619                   681              $117,168             914,097
   Other Income (Expense)                                  (237,076)               (4,463)                                   44,208
                                                        -----------           -----------           -----------         -----------
                                                            (63,611)                 (674)              117,168           1,421,715
Realized Gain (Loss) on
   Investments--Note E                                     (296,620)              (15,647)                                  (45,525)

Unrealized Appreciation (Depreciation)
   on Investments-Note F                                  1,704,543                54,463                                 2,152,548

Contributions-Note B
   Company                                                1,330,429                                                       1,330,429
   401(k)                                                   611,096                                                       3,381,542
   Participant                                               18,438                                                         152,299
                                                        -----------                                                     -----------
                                                          1,959,963                                                       4,864,270

Investment Election Change                                  (11,316)                                                        285,718

Loan Transfers                                              (44,026)                                    359,608

Unallocated Loan Payments                                                                                89,263              89,263

Withdrawals and
   Terminations-Note C                                      863,743                20,261                11,498           2,641,663
                                                        -----------           -----------           -----------         -----------
Income and Changes in Plan Equity                         2,385,190                17,881               554,541           6,126,326

Plan Equity at Beginning of the Year                      8,288,130               232,041             1,817,096          29,662,888
                                                        -----------           -----------           -----------         -----------

Plan Equity at End of the Year                          $10,673,320              $249,922            $2,371,637         $35,789,214
                                                        ===========           ===========           ===========         ===========

     See accompanying notes to financial statements.

                        NOTES TO FINANCIAL STATEMENTS
                              BRUSH WELLMAN INC.
                         SAVINGS AND INVESTMENT PLAN

                DECEMBER 31, 1994, DECEMBER 30, 1993 AND 1992


NOTE A - The accounting records of the Brush Wellman Inc. Savings and Investment Plan (Plan) are maintained on the accrual basis. Investments are stated at current market value. Investment in securities traded on national securities exchanges are valued at the latest reported closing price. Investment in participant units of the Managed Guaranteed Investment Contract Fund and the Employee Benefits Money Market Fund are stated at market value as determined by the Trustee. Cost is determined by the average cost method.

    In 1994 the Plan changed its year end from December 30 to December 31. The effect of this change on the financial statements is not material.

NOTE B - The Plan is a defined contribution plan which covers certain eligible employees with one year of eligibility service with Brush Wellman Inc. (Company). An employee shall be credited with a year of eligibility service if he is credited with at least 1,000 hours of service in any twelve consecutive month period beginning with date of hire or rehire of the employee (or an anniversary of the latest such date).

    The Plan provides for basic contributions on behalf of employees up to 6% of their earnings through either salary reduction or employee after-tax contributions. Basic contributions were matched by the Company at the rate of 50% of such contributions. The rate at which such basic contributions are matched by the Company may be decreased or increased (up to 100%) by action of the Company's Board of Directors.

    An employee who makes basic contributions of 6% of earnings may also make supplemental contributions of up to 9% of earnings which are not matched by Company contributions and which may be made in any combination of salary reduction and/or after-tax contributions.

    An employee's contributions made to the Plan on a salary reduction basis may not exceed certain maximum amounts. The maximum amounts were $9,240 in 1994, $8,994 in 1993 and $8,728 in 1992. All employee and Company matching contributions are fully vested at all times.

    Participants may direct that their basic, supplemental and transfer contributions (as described in the Plan) be invested in one or more of the Income Fund, Equity Fund A, Equity Fund B, Equity Fund C, and the Company Stock Fund in increments of 10%. All Company matching contributions are invested in the Company Stock Fund except with respect to Participants age 59 1/2 or older who may transfer such contributions to other investment funds.

    The Income Fund invests primarily in the Managed Guaranteed
Investment Contract Fund, the objective of which is to achieve high current income with stability of principal. The fund is primarily invested in Guaranteed Investment Contracts.

    Equity Fund A began investing primarily in the Fidelity U.S. Equity Index Portfolio April 1, 1992. This fund is a growth and income fund. It seeks a yield that corresponds with the total return of the S&P 500 Index. The fund's share price will fluctuate and dividend amounts will vary. Prior to that, Equity Fund A invested primarily in the Fidelity Equity Income Fund.

    Equity Fund B invests primarily in the Fidelity Fund. This fund seeks long-term capital growth and current return on capital and will select some securities for their income characteristics, which may limit the potential for growth. The fund's share price and dividend income will fluctuate as the value and yields of the securities in its investment portfolio fluctuate.

    Equity Fund C invests primarily in Fidelity Puritan Fund. This fund is a growth and income fund. It seeks capital growth in addition to regular quarterly dividends. It invests in a broadly diversified portfolio of common stocks, preferred stocks and bonds, including lower-quality, high yield debt securities. The fund's share price will fluctuate and dividend amounts will vary.

    The Company Stock Fund invests primarily in Brush Wellman
Inc. Common Stock.

    The Plan, as originally adopted, included a Payroll Stock Ownership Plan (PAYSOP) feature that applied through 1986. Under the PAYSOP, the Company made contributions based upon a percentage of payroll and was afforded an additional credit against federal income tax up to the amount allowable by the Internal Revenue Code. The PAYSOP contribution by the Company, which could be in Common Stock of the Company or cash used to purchase Common Stock of the Company, was a percentage of the compensation paid to all employees who made salary reduction contributions to the Plan at any time during the year and who were members of the Plan as of the last pay period of such year. The shares of Common Stock of the Company contributed or purchased were allocated equally to all eligible participants.

    A participant may borrow funds from his account, excluding his interest in the PAYSOP Fund, provided such loan is secured by the participant's interest in his account and evidenced by a promissory note executed by the participant. The promissory notes are held in trust as a separate fund, Loan Fund, of the Plan.

    All costs and expenses incurred in connection with the administration of the Plan for 1994, 1993, and 1992 were paid by the Company.

    Information concerning the Plan agreement and the vesting and benefit provisions is contained in the Summary Plan
Description. Copies of this pamphlet are available from the Plan administrator.

NOTE C - At retirement, death or other termination, a participant (or his death beneficiary) is eligible to receive a distribution of all employee, Company matching and PAYSOP contributions credited to the employee's account plus or minus any net gain or loss thereon.

    The value of distributions and withdrawals is based on the value of a participant's account on the valuation date immediately preceding the date of distribution or withdrawal and is deducted from the participant's account as of such valuation date.

    Distribution to a participant or a person designated by the participant as his death beneficiary is made under one of the following methods as elected by the participant:

    (i)  Lump sum payment in cash; or

    (ii) Lump sum payment in cash, except that a participant's interest in the Company Stock Fund and the PAYSOP Fund will be paid in full shares of Common Stock of the Company, with any fractional shares being paid in cash.

NOTE D - Shares or face value by investment as of December 31, 1994 and December 30, 1993 are as follows:

                                             Shares by Investment
                                        -------------------------------
    Investment                             1994                 1993
    ----------                             ----                 ----
Managed Guaranteed Investment
   Contract Fund                        1,512,976            13,230,630
Fidelity U.S. Equity Index Portfolio      365,096               337,388
Fidelity Fund Inc.                        137,812               109,776
Fidelity Puritan Fund                     355,025               254,794
Brush Wellman Inc. Common Stock           901,494               830,713
Employee Benefit Money Market Fund        285,392               324,800

In addition, $2,579,983 and $2,416,728 were invested in Participant Promissory Notes as of December 31, 1994 and December
30, 1993, respectively.

NOTE E - The net realized gain (loss) on sales of investments for the Plan years ended December 31, 1994, December 30, 1993 and
1992 is as follows:

                                                             1994
                                -------------------------------------------------------------
Investment                          Shares            Cost          Proceeds       Gain(Loss)
- ----------                      -------------   --------------   -------------   ------------
Managed Guaranteed
 Investment Contract Fund       14,070,058      $14,226,227     $15,995,011      $1,768,784
Fidelity U.S. Equity Index
 Portfolio                          10,336          160,766         171,382          10,616
Fidelity Fund Inc.                     818           15,157          15,703             546
Brush Wellman Inc. Common
 Stock                              16,194          522,658         259,110        (263,548)
                                                                                 ----------
                                                                                 $1,516,398
                                                                                -----------

                                                             1993
                                ------------------------------------------------------------
Investment                          Shares           Cost          Proceeds       Gain(Loss)
- ----------                      -------------   --------------   ------------   ------------
Managed Guaranteed
  Investment Contract Fund      1,126,525       $ 1,134,389     $ 1,185,661     $   51,272
Fidelity U.S. Equity Index
  Portfolio                        38,291           588,895         651,164         62,269
Fidelity Fund Inc.                  3,620            65,964          73,170          7,206
Fidelity Puritan Fund                 872            12,037          13,909          1,872
Brush Wellman Inc. Common
   Stock                           14,468           580,968         165,625       (415,343)
                                                                                ----------
                                                                                 $(292,724)
                                                                                ==========

                                                             1992
                                -------------------------------------------------------------
Investment                          Shares            Cost          Proceeds       Gain(Loss)
- ----------                      -------------   --------------   -------------   ------------
Managed Guaranteed
  Investment Contract Fund      1,456,625       $ 1,456,626     $ 1,457,220       $       594
Fidelity U.S. Equity Index
  Portfolio                        20,801           316,274         325,795             9,521
Fidelity Equity Income Fund       176,581         4,449,932       4,698,839           248,907
Fidelity Fund Inc.                  6,546           117,082         123,069             5,987
Fidelity Puritan Fund               1,703            22,889          24,622             1,733
Brush Wellman Inc. Common
   Stock                           34,441           871,980         559,713          (312,267)
                                                                                  -----------
                                                                                   $  (45,525)
                                                                                  ===========


    The Department of Labor requires that realized gains and losses be calculated using current cost (cost at the beginning of the Plan year) rather than historical cost. Realized gains under the current cost method for the year ended December 31, 1994 are as follows:

                                                 Realized
                                                Gain(Loss)
                                                ----------
Managed Guaranteed Investment Contract Fund      $756,904
Fidelity U.S. Equity Index Portfolio               (7,133)
Fidelity Fund Inc.                                    (70)
Brush Wellman Inc. Common Stock                    27,017
                                                   ------
                                                 $776,718
                                                 ========

NOTE F - The unrealized appreciation (depreciation) of investments for the Plan years ended December 31, 1994, December 30, 1993 and 1992 is as follows:


                                          Balance                        Balance
                                        December 31                    December 31
                                           1993           Change          1994
                                      ---------------     ------     --------------
Managed Guaranteed Investment
 Contract Fund                          $1,011,880      $(835,627)      $176,253
Fidelity U.S. Equity
 Index Portfolio                           603,497       (141,678)       461,819
Fidelity Fund Inc.                          91,500        (97,859)        (6,359)
Fidelity Puritan Fund                      341,875       (324,217)        17,658
Brush Wellman Inc. Common
  Stock                                 (5,196,130)     2,976,317     (2,219,813)
                                                        ---------
                                                       $1,576,936
                                                       ==========

                                            Balance                        Balance
                                          December 31                    December 30
                                             1992            Change         1993
                                        ---------------      ------     -------------
Managed Guaranteed Investment
  Contract Fund                         $   125,974     $   885,906     $1,011,880
Fidelity U.S. Equity
  Index Portfolio                           366,829         236,668        603,497
Fidelity Fund Inc.                           77,911          13,589         91,500
Fidelity Puritan Fund                       184,025         157,850        341,875
Brush Wellman Inc. Common Stock          (4,971,795)       (224,335)    (5,196,130)
                                                           --------
                                                         $1,069,678
                                                         ==========

                                           Balance                          Balance
                                          December 31                      December 30
                                             1991            Change           1992
                                        ---------------      ------      --------------
Managed Guaranteed Investment
  Contract Fund                                   -     $   125,974        $ 125,974
Fidelity U.S. Equity
  Index Portfolio                                 -         366,829          366,829
Fidelity Equity Income Fund             $   199,503        (199,503)               -
Fidelity Fund Inc.                           51,019          26,892           77,911
Fidelity Puritan Fund                       110,675          73,350          184,025
Brush Wellman Inc. Common Stock          (6,730,801)      1,759,006       (4,971,795)
                                                          ---------
                                                         $2,152,548
                                                         ==========

    The Department of Labor requires that unrealized appreciation and depreciation be calculated using current cost rather than historical cost. Unrealized gains and losses under the current cost method for the year ended December 31, 1994 are as follows:

                                                 Change in
                                           Unrealized Gain(Loss)
                                           ---------------------
Managed Guaranteed Investment Contract Fund     $176,253
Fidelity U.S. Equity Index Portfolio            (123,929)
Fidelity Fund Inc.                               (97,243)
Fidelity Puritan Fund                           (324,217)
Brush Wellman Inc. Common Stock                2,685,752
                                               ---------
                                              $2,316,616
                                              ==========

NOTE G -  The Internal Revenue Service has determined that the
Plan is qualified under Internal Revenue Code Section 401(a) and that the related trust is, therefore, tax-exempt under Code
Section 501(a).

    Continued qualification of the Plan depends upon timely adoption and operational application of certain amendments required as a result of the Tax Reform Act of 1986 (Act). In the Company's opinion, the Plan is operating in compliance with the applicable provisions of the Act.

    The Company is allowed a federal income tax deduction for its employer matching contributions to the Plan.

    The Plan provides, among other things, for contributions to be made to the Plan pursuant to a qualified cash or deferred arrangement (CODA) under Section 401(k) of the IRC. CODA contributions made to the Trust for a participant will reduce a participant's current compensation and will not be included in the gross income of the participant for federal income tax purposes in the year made. Such amounts will, however, be considered as part of the participant's gross income for purposes of Social Security taxes.

    Non-CODA contributions withheld under the Plan from a participant through payroll deductions will be included in the gross income of the participant in the year withheld and are not deductible by the participant for federal income tax purposes.

    A participant does not become subject to federal income taxes as a result of their participation in the Plan until the assets in their account are withdrawn by, or distributed to, the participant.


NOTE H -   The Plan was amended on October 22, 1991.  Amendment
No. 3 provides for administration of accounts and distributions under qualified domestic relations orders and defines the term immediate and heavy financial need for purposes of hardship withdrawals.

    On October 1, 1992, the plan assets of the Electrofusion Corporation 401(k) Tax Deferred Savings Plan were merged into the Plan. The market value of the merged assets was $285,718 and has been reflected in the Statement of Changes in Plan Equity as an Investment Election Change.

NOTE I -   Effective January 1, 1995 the Plan was merged with the
Williams Advanced Materials Inc. Savings and Investment Plan. There have been no substantial changes in eligibility, Company contributions, plan benefits or value of plan assets as a result of the merger.

    Subsequent to December 31, 1994, substantially all of the Plan's investment funds have been transferred to new funds.
There has been no material change in the investment fund value as a result of the transfer.

                                                                                                                EIN 34-0119320
                                                                                                                        PN 003
                                                        BRUSH WELLMAN INC.
                                                     SAVINGS & INVESTMENT PLAN
                                                         DECEMBER 31, 1994




Item 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES:

                                                                                                              CURRENT
                   INVESTMENTS                             DESCRIPTION                  COST                   VALUE
                   -----------                             -----------                  ----                  -------
Brush Wellman Inc. Common Stock                        Common Stock                     $17,878,122           $15,658,307

Managed Guaranteed Investment Contract Fund            Bank Common/                     $15,131,587           $15,307,840
                                                       Collective Trust

Fidelity U.S. Equity Index Portfolio                   Mutual Fund                       $5,711,947            $6,173,766

Fidelity Fund Inc.                                     Mutual Fund                       $2,553,128            $2,546,769

Fidelity Puritan Fund                                  Mutual Fund                       $5,240,263            $5,257,921

Participant Promissory Notes                           Participant Loans                 $2,579,983            $2,579,983

Employee Benefits Money Market Fund                    Bank Common/                        $285,392              $285,392
                                                       Collective Trust

                                                    DECEMBER 31, 1994      R-773

                       KEY TRUST COMPANY OF OHIO, N.A.
                     BRUSH WELLMAN INC SAV/INV       CONS

THE BEGINNING PLAN VALUE AGAINST WHICH TRANSACTIONS WERE TESTED FOR PURPOSES OF THIS SET OF REPORTS WAS $41,173,847.18





                30896100  BRUSH WELLMAN  INC SAV/INV STOCK FD
                30896106  BRUSH WELLMAN  INC SAV/INV INCOME FD
                30896109  BRUSH WELLMAN  INC PAYSOP       S/V/P
                30896112  BRUSH WELLMAN  INC CONT ACCT    S/P/P
                30896115  BRUSH HELLMAN  SAV/INC LOAN FD  S/P/P
                30896118  BRUSH WELLMAN  INC SVGS INVT EQ FD A
                30896121  BRUSH WELLMAN  INC SVGS INVT EQ FD B
                30896124  BRUSH WELLMAN  INC SVGS INVT EQ FD C





                        [SOCIETY CORPORATION LOGO] Investment Management and
                                                   Trust Services

  BRUSH WELLMAN INC SAV/INV       CONS                                                                  DECEMBER 31, 1994     R-774

  SINGLE PURCHASES AND/OR SALES IN EXCESS OF 5% OF BEGINNING PLAN VALUE

DATE        TRANSACTION DESCRIPTION                     COMMISSION      NET PAID/RECEIVED               COST         NET GAIN/LOSS
10/26/94    SALE OF 13,086,839.87 SHARES OF                                 14,917,688.77       13,236,734.27        1,680,954.50
            SOCIETY NATIONAL BANK
              EB MAGIC FUND
            TRADE 10-27-94 FOR SETTLEMENT 10-27-94
            AT 1.1399 PER SHARE NET TRADE LESS TAX
            0.00 OTHER EXP 0.00 TO
            BROKER NOT APPLICABLE
            BROKER - BROKER NOT NECESSARY

10/27/94    PURCHASED 1,491,768.877 SHARES OF                               14,917,688.77       14,917,688.77
            SOCIETY NATIONAL BANK
              EB MAGIC FUND
            TRADE 10-27-94 FOR SETTLEMENT 10-27-94
            AT 10.00 PER SHARE NET TRADE
            PLUS OTHER EXP 0.00 FROM
            BROKER NOT APPLICABLE
            BROKER - BROKER NOT NECESSARY



                                                R-774-0001
                                                                [SOCIETY CORPORATION LOGO]  Investment Management
                                                                                            and Trust Services

BRUSH WELLMAN INC SAV/INV       CONS                                                                    DECEMBER 31, 1994     R-776

                      SUMMARY OF PURCHASES AND/OR SALES IN SAME ISSUE IN EXCESS OF 5% OF BEGINNING PLAN VALUE

                                   ----------- PURCHASES ------------   ----------------------------  SALES ----------------------
    TRANSACTION DESCRIPTION           # TRANS             COST              # TRANS            PROCEEDS           GAIN OR LOSS
===============================    =============     ================   ==============   ===================    ==================
EMPLOYEE BENEFITS MONEY                      233         8,410,512.77              240          8,735,312.81                  0.00
  MARKET FUND

SOCIETY NATIONAL BANK                         12        16,093,393.25               13         15,995,011.46          1,768,784.07
  EB MAGIC FUND

    GRAND TOTAL:                             245        24,503,906.02              253         24,730,324.27          1,768,784.07





                                                        R-776-0001
                                                                        [SOCIETY CORPORATION LOGO]  Investment Management
                                                                                                    and Trust Services
